UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number 0-11772

CUSIP Number 67019L101

(Check one) :	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

SPO Medical Inc.
Full Name of Registrant

3 Gavish Street, POB 2454
Address of Principal Executive Office

Kfar Saba, Israel
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2011 could not be filed by the prescribed due date of November 14, 2011 because registrant had not yet finalized its treatment and disclosure of certain material events that occurred during the third quarter. As a result, the review of registrant’s financial statements for the three months ended September 30, 2011 is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before November 21, 2011.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael Braunold, Chief Executive Officer +972-9-966-2520

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes  ☒   No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

 For the nine and three months ended September 30, 2010, the registrant had revenues of $159,000 and $46,000 and a net loss of $1,625,000 and $1,079,000 respectively. For the nine and three months ended September 30, 2011, the registrant believes that it had no revenues and currently estimates that it had a net loss of approximately $1,668,000 and $194,000. Results for the three months ended September 30, 2011 remain subject to further adjustment.

The decrease in net loss for the three months ended September 30, 2011 compared to the corresponding three month period in 2010 is primarily attributable to the reduction in expenses recorded by the Company, as follows: (i) non-cash expenses in the approximate amount of  $198,000 arising primarily from stock based compensation in connection with warrants previously to further our marketing efforts, compared to $470,000 recorded during the corresponding period in 2010; (ii) cessation (as of February 2011) of all internal research and development efforts, resulting in the recording of expenses of $20,000, compared to $60,0000 during the corresponding period in 2010; and (iii) non-cash financial income in the amount of $160,000 from the reevaluation of warrants to issue shares  compared to $302,000 in expenses during the corresponding period in 2010 and  (iv) income in the amount of $62,000 generated by exchange rate fluctuations of the U.S. dollar to the New Israeli Shekel in the three months ended September 30, 2011 compared to $74,000 in losses during the corresponding period in 2010.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the three months ended September 30, 2011. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

SPO Medical Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2011	By:	/s/ Michael Braunold
Michael Braunold
Chief Executive Officer